SECUR 04015319 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49764

RECD S.E.C.
MAR 3 1 2004
1086

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/10/03 AND ENDING 12/31/03
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ECHOtrade, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 South LaSalle Street, Suite 970
(No. and Street)

Chicago (City) Illinois (State) 60605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Brunetti (312) 260 - 5722
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

30 South Wacker Drive, Suite 3500 (Address) (City) Chicago, Illinois (State) 60606 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 07 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Joseph Brunetti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ECHOtrade, L.L.C., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: NONE.

OFFICIAL SEAL
TARA L.P. ZILINSKAS
Notary Public, State of Illinois
My Commission Expires 11/23/2006

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ECHOtrade, L.L.C.

Statements of Financial Condition
December 31, 2003

Filed as public information pursuant to rule 17a-5(d) under the Securities Exchange Act of 1934.

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Members
ECHOtrade, L.L.C.
Chicago, Illinois

We have audited the accompanying statements of financial condition of ECHOtrade, L.L.C. as of December 31, 2003 and 2002, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These statements of financial condition are the responsibility of the Company's management. Our responsibility is to form an opinion on these statements of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above presents fairly, in all material respects, the financial position of ECHOtrade, L.L.C. as of December 31, 2003 and 2002, in conformity with accounting principles generally accepted in the United States of America.

The financial statements of ECHOtrade, L.L.C. for the year ended December 31, 2002 were restated for the matter discussed in Note 8 of the statements of financial condition.

McGladrey & Pullen, LLP

Chicago, Illinois
March 26, 2004

ECHOtrade, L.L.C.

Statements of Financial Condition
December 31, 2003 and 2002

Assets		**2003**		2002
Cash	**$**	**108,274**	$	116,699
Receivables from broker-dealers, net		**2,692,423**		4,136,969
Securities owned, at market value		**33,784,759**		10,411,884
Furniture and equipment, net of accumulated depreciation of $821,760 in 2003 and $705,989 in 2002		**188,666**		304,437
Other assets		**147,245**		178,901
	$	**36,921,367**	$	15,148,890

Liabilities and Members' Capital

Liabilities				
Securities sold, not yet purchased, at market value	**$**	**26,881,508**	$	9,251,456
Accounts payable and accrued expenses		**362,521**		385,349
		27,244,029		9,636,805
Commitments and Contingencies		**-**		-
Members' Capital		**9,677,338**		5,512,085
	$	**36,921,367**	$	15,148,890

The accompanying notes are an integral part of the statements of financial condition.

ECHOtrade, L.L.C.

Notes to Statements of Financial Condition

Note 1. Nature of Business and Significant Accounting Policies

Nature of business and reorganization: ECHOtrade, L.L.C. (the Company), formerly Van Buren Securities, L.L.C. (Van Buren), is a Delaware limited liability company established on November 11, 1996. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934. The Company's primary business operation is conducting proprietary trading of securities and equity options. The Company's principal operations are located in Chicago, Illinois. The Company's securities transactions are cleared through Pax Clearing Corporation (Pax), a related party through common ownership, on a fully disclosed basis. The Company is scheduled to terminate operations on December 31, 2026.

On August 2, 2002, Van Buren entered into a merger and reorganization agreement with Echo Trade, L.L.C. and EchoGroup L.L.C. (EchoGroup). As a result of the merger and reorganization, the former Managing Members of Van Buren and EchoGroup were issued 55 percent and 45 percent of the Class A Managing Members Interest of the reorganized Company, respectively.

The Company operates under the provision of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provision of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. During the years ended December 31, 2003 and 2002, the Company maintained no customer accounts or business, as defined.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities owned and securities sold, not yet purchased: Securities owned and securities sold, not yet purchased are recorded at market value using last sales prices on the respective exchanges, with unrealized gains and losses reflected in income.

Furniture and equipment: Furniture and equipment are recorded at cost. Depreciation is provided on a straight-line basis using a five-year estimated life.

Income taxes: The Company is a Delaware limited liability company and is not subject to federal income tax. The members' respective shares of the Company's income or loss is reportable on their separate federal and state income tax returns.

Note 2. Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2003 and 2002, securities owned and securities sold, not yet purchased, are comprised of:

	2003		2002	
	Owned	**Sold, Not Yet Purchased**	Owned	Sold, Not Yet Purchased
Equity securities	**$ 31,750,753**	**$ 24,897,054**	$ 9,999,944	$ 9,067,403
Listed options	**2,034,006**	**1,984,454**	411,940	184,053
	$ 33,784,759	**$ 26,881,508**	$ 10,411,884	$ 9,251,456

Note 3. Commitments and Contingencies

The Company leases office space under operating leases. These leases are subject to escalation clauses based on the operating experience of the lessors. At December 31, 2003, the future minimum lease payments under the office leases are as follows:

Years ending December 31:	
2004	$ 53,867
2005	21,421
	$ 75,288

Note 4. Related Party Transactions

As discussed in Note 1, the Company clears its trades through Pax, a related party. Clearing fees paid to Pax during the years ended December 31, 2003 and 2002 were approximately $2,844,000 and $2,198,000, respectively. Pax provides the Company with financing for the purchase of proprietary security positions. The statements of financial condition include a $2,583,578 and $4,071,097 net receivable from Pax at December 31, 2003 and 2002, respectively.

The allocation of net income between the managing and general members is based upon actual trading results in individual members' trading accounts. In addition, a transaction based clearing and execution fee which includes an allocation of corporate overhead is charged to the general members by the Managing Members.

The Company's operating agreement provides for the expulsion, at the Managing Members' discretion, of a member for failure to cure a deficit in their capital account.

Pursuant to the terms of the Company's Operating Agreement, any losses incurred by an individual member in excess of his or her capital account will be charged to the Managing Members and then, at their discretion, pro rata to other general members, as further stipulated/defined in the operating agreement.

Note 5. Financial Instruments with Off Balance Sheet Risk

Member transactions are introduced to and cleared through Pax. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its members in meeting contractual obligations. In conjunction with this guarantee, the Company seeks to control the risks associated with its member activities by requiring members to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the members may be required to deposit additional collateral, or reduce positions, where necessary.

Amounts due from Pax represent a concentration of credit risk. The Company does not anticipate nonperformance by Pax. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

The Company, as part of its normal business activities, sells short securities and options in its trading inventory. In the event that market values significantly change, the Company is exposed to potential losses due to its obligation to cover such short security positions or potentially liquidate long security positions at prevailing market rates assigned resulting from carrying open short option positions. At December 31, 2003, the Company maintained short security positions in equities and options with market values of $24,897,054 and $1,984,454, respectively. The Company monitors such risk on a daily basis.

Concentrations of credit risk: As a securities broker-dealer, a substantial portion of the Company's transactions are collateralized. The Company's exposure to credit risk associated with nonperformance in fulfilling contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair members' and/or counterparties' abilities to satisfy their obligations to the Company. The Company controls its exposure to credit risk by continually monitoring its members' positions, and where deemed necessary, the Company may require a deposit of additional collateral and/or a reduction or diversification of positions.

Market risk: Market risk arises due to fluctuations in interest rates and market prices that may result in changes in the values of trading instruments. The Company manages its exposure to market risk resulting from trading activities through its risk management function.

Risk reports are produced and reviewed daily by management to mitigate market risk. These reports provide a summary of accounts not meeting minimum equity requirements, accounts which possess a concentration within a single security or series of securities, and accounts whose equity falls below the Company's minimum requirements given a valuation change in the respective member's investment portfolio.

Note 6. Notes Payable and Members' Capital

On August 2, 2002, the Notes Payable contributed to the Company by the New Members were converted to Class A Members' "Additional Capital" as defined. This Additional Capital will receive a Preferred Return of 7% non-compounded per annum. Distributions of cash allocable to the Class A members will first be distributed to the Preferred Return and then the Additional Capital until the amounts have been paid in full. There were no distributions during 2003.

Note 7. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, the Company had net capital of $2,774,453, which was $2,674,453 in excess of its required net capital of $100,000. The Company's net capital ratio was .13 to 1. The net capital rule may effectively restrict the payment of cash distributions to members.

Note 8. *Restatement of Financial Statements*

The December 31, 2002 financial statements have been restated to correct an error of overstating net trading gains reflected in the statement of operations by $535,211 and the corresponding understatement of member's capital contributions of the same amount reflected in the statement of changes in members' capital. This restatement has no effect on total members' capital or on total regulatory capital as of December 31, 2002. In addition, this restatement had no effect on beginning members' capital as of January 1, 2002 or on reported net income for the year ended December 31, 2001.

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report on Internal Control

To the Members
ECHOtrade, L.L.C.
Chicago, Illinois

In planning and performing our audit of the financial statements and supplemental schedules of ECHOtrade, L.L.C. (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(1)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and are recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, our study and evaluation disclosed the following conditions that we believe results in more than a relatively low risk that misstatements caused by errors or fraud in amounts that would be material in relation to the financial statements of the Company may occur and not be detected within a timely period. These conditions were considered in determining the nature, timing, and extent of the audit tests to be applied in our examination of the December 31, 2003 financial statements and do not affect our report dated March 26, 2004 on this financial statement.

With respect to internal accounting control procedures that depend on segregation of duties, the size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those procedures. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein.

During 2003, it was discovered that there was an error in the financial statements for the year ended December 31, 2002. Specifically, net trading gains were overstated and member contributions were understated by $535,211. This condition was caused by inaccurate summarizations of detailed accounting data using manual systems. The Company now utilizes different source data which allows for more accurate and timely initial recordation and reconciliation. The effect of this error had no impact on regulatory net capital.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Managing Members, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Chicago, Illinois
March 26, 2004